Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

VIA EDGAR AS CORRESPONDENCE

February 16, 2016

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20649

Attn. Michael Kennedy, Staff Attorney

Lilyanna Peyser, Special Counsel

Re: Corning Natural Gas Holding Corporation

Registration Statement on Form S-1 Filed January 11, 2016

File No. 333-208943

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the “Company”) to your letter, dated February 4 , 2016, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Registration Statement on Form S-1 (File No. 333-208943) filed on January 11, 2016 (the “Registration Statement”) and the prospectus forming a portion of the Registration Statement (the “Prospectus”). For your convenience, the comments are reproduced below before the Company’s answers. Unless otherwise provided, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Prospectus.

Summary, page 3

1.	Please clarify, in this section, that no market currently exists for the shares of the Series A Cumulative Stock and the shares of Series B Convertible Stock.

Additional language has been added in this Section of the Prospectus, under the heading Summary – Summary of the Offering – Basic Subscription”, that no trading market exists for the shares of Series A Cumulative Stock or of Series B Convertible Stock.

Use of Proceeds, page 31

2.	Here or in another appropriate section in the prospectus, please clarify whether you have to raise a certain amount of proceeds through this offering in order to proceed with your intended acquisition of Pike County Light & Power Company. If so, please disclose such amount.

In the event that less than $7,000,000 in net proceeds is raised upon exercise of Rights under the offering described in the Prospectus, the Holding Company has advised us that it would seek to directly place with one or more investors in a privately negotiated sale shares of preferred stock or common stock or seek bridge debt financing. Additional language with respect to these possible alternatives has been added under the heading “Use of Proceeds” and elsewhere in the Prospectus.

3.	We note that you estimate net proceeds of $8,000,000 from the offering and your statement that you “cannot predict the number of subscription rights which will be exercised or the series of Preferred Stock which will be purchased.” While we recognize that you cannot predict the exact net proceeds of the offering, please enhance your disclosure to show investors the method or formula you used to determine your estimate of net proceeds at this time. Please revise the Calculation of Registration Fee table on the registration statement cover page to provide similar information.

The Holding Company has advised us that the Holding Company estimated the $8,000,000 offering proceeds for purposes of the “Use of Proceeds” and other disclosures in the Prospectus based on its determination of the amount of proceeds which would provide sufficient liquidity to the Holding Company for the acquisition of Pike County Light & Power Company, the capital requirements of its subsidiaries, debt service, redemption of outstanding Pike County Light & Power Company bonds to permit a broader bank financing of that company, and funds for other general corporate purposes. We have been advised by the Holding Company that a majority of the members of the Board of Directors of the Holding Company have expressed interest in participating in the purchase of Preferred Stock in the rights offering. The Holding Company did not use a specific formula or other methodology to determine the estimated offering proceeds. A statement to that effect has been added to under the heading “Use of Proceeds” and elsewhere in the Prospectus.

Determination of Offering Price, page 32

4.	We note your disclosure here and on page 15 of the manner in which your board of directors determined the offering price of the shares of Series A Cumulative Stock and the shares of Series B Convertible Stock. If you have a more specific method by which you determined the price of the shares please disclose such method or formula here and on the prospectus cover page. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. In this regard, please also address with greater specificity, if possible, the factors discussed in the penultimate sentence of the first paragraph of this section, including the effect of historic and current market prices of your stock, and the effect of the desired amounts of proceeds, on your determination of the subscription price for each series of preferred stock.

We are advised by the Holding Company that in considering the terms of the Rights and the Preferred Stock and the prices at which the Rights may be exercised to purchase shares of the Series A Cumulative Stock and the Series B Convertible Stock, the Board of Directors of the Holding Company did not rely on any formula or other specific market or business data in making its determination but focused generally on terms which would provide an incentive to current shareholders to exercise their rights without being dilutive of the outstanding common stock, and the desire to provide an opportunity to all of the shareholders to participate in the rights offering on a pro rata basis.

The members of the Board of Directors are aware that common stock of the Holding Company is very thinly traded (three month average volume reported as 310 shares on February 11, 2016), and that the prices quoted for the common stock in the over-the-counter market may reflect interdealer prices without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions, so that there was limit market information on the value of the common stock to use as a reference for the Preferred Stock.

Additional disclosure to this effect has been added to the cover of the Prospectus and under the heading ‘Determination of Offering Price”.

Where You Can Find More Information, page 64

5.	We note that you have incorporated by reference your Proxy Statement for the 2015 Annual Meeting of Shareholders, filed on March 9, 2015, which includes Executive Compensation disclosure from your 2014 and 2013 fiscal years. However, Item 402 of Regulation S-K requires that smaller reporting companies include Executive Compensation disclosure for each of the registrant’s last two completed fiscal years. Refer to Regulation S-K Compliance and Disclosure Interpretation 117.05. Since you have recently concluded your 2015 fiscal year, please revise to include such disclosure, which we note that you filed on January 28, 2016 in an amended Annual Report on Form 10-K.

The requested revision has been made. In addition, the information under the heading “Where You Can Find More Information” has been amended to include the information required under Item 12(b) of Form S-1 to permit the Holding Company, as a smaller reporting company to incorporate all documents subsequently filed by the Holding Company under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

Undertakings, page II-7

6.	Please include the undertakings required by Items 512(c) & (e) of Regulation S-K.

The undertakings required by Items 512(c) and 512(e) have been added to “Item 17. Undertakings”.

Conclusion

We have reviewed with the Holding Company’s officers the Holding Company’s responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Registration Statement. Attached to this letter is the Holding Company’s acknowledgement that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also reviewed with the officers of the Holding Company Rules 460 and 461 with respect to requests for acceleration. We have advised the Holding Company that a request for acceleration is treated as confirmation by the Holding Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Holding Company has informed us that, in order to allow adequate time for the distribution of the subscription rights and their exercise, it desires to have the Registration Statement declared effective as soon as practicable after allowing you adequate time to review and respond to this letter and any other matters. The Holding Company’s anticipates submitting request for acceleration of the effectiveness of the Registration Statement promptly after resolution of these and any additional comments.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague Eric Tanck (585) 263-1549. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean